UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: April 18, 2013

Exhibit Index

Exhibit 99.1 — Press Release

Exhibit 99.1

The9 Limited Reports Third and Fourth Quarter 2012 Unaudited Financial Results

Shanghai, China – April 17, 2013. The9 Limited (NASDAQ: NCTY) (“The9”), an online game developer and operator, announced its unaudited financial results for the third quarter ended September 30, 2012 and the fourth quarter ended December 31, 2012 today.

Financial Highlights:

-    Net revenues in the second half of 2012 amounted to RMB51.0 million (US$8.2 million), representing a decrease of 51% from RMB103.4 million (US$16.6 million) in the first half of 2012 and a decrease of 7% from RMB55.1 million (US$8.8 million) in the second half of 2011.

-    Net loss attributable to holders of ordinary shares in the second half of 2012 amounted to RMB284.6 million (US$45.7 million), representing an increase of 24% from RMB229.4 million (US$36.8 million) in the first half of 2012 and an increase of 30% from RMB219.7 million (US$35.3 million) in the second half of 2011.

Management Comments:

Jun Zhu, Chairman and Chief Executive Officer of The9 said, “2012 was a difficult year for the company as we spent most of our resources on product development. I am pleased to announce that we currently plan to launch our three Massively Multiplayer Online games, or MMO games, including Planetside 2, Firefall and QiJi2 between June and September of 2013. We plan to commence the open beta test of Planetside 2 in China on June 25, 2013. The open beta test of Firefall in the U.S. and Europe is expected to commence on July 9, 2013. We also plan to commence the open beta test of QiJi2 in China on September 28, 2013. Our product development team has devoted significant resources to develop these games and we believe the launches of these three MMO games will help bring The9 into a new era. Coupled with our continued commitment to web games, social games and mobile games, we expect to enjoy positive results in the coming years and cement our status as one of the first-tier online game developers in China in 2013.”

Discussion of The9’s Unaudited Third and Fourth Quarter 2012 Results

Net Revenues

Our net revenues in the third quarter of 2012 amounted to RMB32.4 million (US$5.2 million), representing a decrease of 41% from RMB54.8 million (US$8.8 million) in the second quarter of 2012 and an increase of 19% from RMB27.2 million (US$4.4 million) in the third quarter of 2011. The decrease over the previous quarter was primarily due to a decrease in revenue from ShenXianZhuan which recorded a higher level of revenue in the second quarter of 2012. The increase from the third quarter of 2011 was primarily due to an increase in revenue from ShenXianZhuan which was commercially launched in August 2011.

Our net revenues in the fourth quarter of 2012 amounted to RMB18.6 million (US$3.0 million), representing a decrease of 43% from RMB32.4 million (US$5.2 million) in the third quarter of 2012 and a decrease of 33% from RMB27.9 million (US$4.5 million) in the fourth quarter of 2011. Such decreases were primarily due to a decrease in revenues from ShenXianZhuan and other MMO games during the same periods. In August 2012, due to the weaker-than-expected performance of ShenXianZhuan, we restructured our investments in and deconsolidated Hangzhou Fire Rain Network Technology Co., Ltd. (“Fire Rain”), the developer of ShenXianZhuan.

Gross Profit (Loss)

Our gross profit in the third quarter of 2012 amounted to RMB14.8 million (US$2.4 million), representing a decrease of 62% from RMB38.8 million (US$6.2 million) in the second quarter of 2012 and an increase of 9% from RMB13.6 million (US$2.2 million) in the third quarter of 2011. The decrease over the second quarter of 2012 was primarily due to a decrease in net revenue from ShenXianZhuan and an increase of amortization costs related to Firefall upon its small-scale launch in September 2012. The increase over the third quarter of 2011 was primarily due to an increase in net revenue from ShenXianZhuan.

Our gross loss in the fourth quarter of 2012 amounted to RMB1.3 million (US$0.2 million), compared to gross profit of RMB14.8 million (US$2.4 million) in the third quarter of 2012 and gross profit of RMB13.3 million (US$2.1 million) in the fourth quarter of 2011, primarily reflecting a decrease in net revenue from ShenXianZhuan and other MMO games and increase of amortization costs related to Firefall.

Operating Expenses

In the third quarter of 2012, our operating expenses were RMB205.0 million (US$32.9 million), representing a 21% increase from RMB168.8 million (US$27.1 million) in the second quarter of 2012 and a 45% increase from RMB141.4 million (US$22.7 million) in the third quarter of 2011. These increases were primarily due to an increase in marketing expenses relating to Firefall and Planetside 2, an increase in product development expenses relating to Firefall and web and mobile games and a loss recorded in the third quarter of 2012 in connection with our restructuring of investments in and termination of certain contractual arrangements with two variable interest entities, namely Fire Rain and Wanyouyl, which primarily engaged in game development and operation activities. As a result of such restructuring, we deconsolidated Fire Rain and Wanyouyl and recorded a loss of RMB18.1 million (US$2.9 million). In the third quarter of 2012, share-based compensation was RMB11.4 million (US$1.8 million), compared to RMB8.9 million (US$1.4 million) in the second quarter of 2012 and RMB10.8 million (US$1.7 million) in the third quarter of 2011.

In the fourth quarter of 2012, our operating expenses were RMB148.9 million (US$23.9 million), representing a 27% decrease from RMB205.0 million (US$32.9 million) in the third quarter of 2012 and a 6% increase from RMB140.2 million (US$22.5 million) in the fourth quarter of 2011. The decrease over the third quarter of 2012 was primarily due to a decrease in marketing expenses, a decrease in product development expenses relating to mobile game business and the loss recorded in the third quarter of 2012 in connection with our restructuring of investments in and termination of certain contractual arrangements with Fire Rain and Wanyouyl. The increase over the fourth quarter of 2011 was primarily due to an increase in marketing expenses related to Firefall and Planetside 2. In the fourth quarter of 2012, share-based compensation was RMB7.3 million (US$1.2 million), compared to RMB11.4 million (US$1.8 million) in the third quarter of 2012 and RMB10.0 million (US$1.6 million) in the fourth quarter of 2011.

Interest Income

Interest income in the third quarter of 2012 was RMB4.9 million (US$0.8 million), compared to RMB6.5 million (US$1.0 million) in the second quarter of 2012 and RMB8.6 million (US$1.4 million) in the third quarter of 2011. Such decreases were primarily due to a decrease in cash balance.

Interest income in the fourth quarter of 2012 was RMB3.5 million (US$0.6 million), compared to RMB4.9 million (US$0.8 million) in the third quarter of 2012 and RMB7.1 million (US$1.1 million) in the fourth quarter of 2011. Such decreases were also primarily due to a decrease in cash balance.

Net Loss attributable to holders of ordinary shares

In the third quarter of 2012, net loss attributable to holders of ordinary shares was RMB168.7 million (US$27.1 million), representing a 43% increase from RMB118.0 million (US$18.9 million) in the second quarter of 2012 and an 80% increase from RMB93.7 million (US$15.0 million) in the third quarter of 2011. Fully diluted loss per share and per ADS in the third quarter of 2012 was RMB6.88 (US$1.10), compared to RMB4.82 (US$0.77) in the second quarter of 2012 and RMB3.74 (US$0.60) in the third quarter of 2011.

In the fourth quarter of 2012, net loss attributable to holders of ordinary shares was RMB115.9 million (US$18.6 million), representing a 31% decrease from RMB168.7 million (US$27.1 million) in the third quarter of 2012 and a 8% increase from RMB126.0 million (US$20.2 million) in the fourth quarter of 2011. Fully diluted loss per share and per ADS for the fourth quarter of 2012 was RMB4.73 (US$0.76), compared to RMB6.88 (US$1.10) in the third quarter of 2012 and RMB5.14 (US$0.83) in the fourth quarter of 2011.

ADS Repurchase Program

In December 2012, the Company’s Board approved a repurchase program to repurchase up to US$10.0 million of ADSs over the next 12 months. Under this repurchase program, as of April 11, 2013, the Company repurchased approximately 1.6 million ADSs for an aggregate consideration of approximately US$4.4 million.

Currency Convenience Translation

The translation of Renminbi (RMB) into US dollars (US$) in this press release are presented solely for the convenience of the readers at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board as of December 31, 2012, which was RMB6.2301 to US$1.00. Such translations should not be construed as representations that the RMB amounts represents, or have been or could be converted into, US$ at that or any other rate. The percentages stated in this press release are calculated based on the RMB amounts.

Conference Call / Webcast Information

The9’s management team will host a conference call on Wednesday, April 17, 2013 at 9:00 PM, U.S. Eastern Time, corresponding to Thursday, April 18, 2013 at 9:00 AM, Beijing Time, to present an overview of The9’s financial performance and business operations.

Investors, analysts and other interested parties will be able to access the live conference by calling:

US Toll Free: +1-866-519-4004

Mainland China (mobile users): 400-620-8038

Mainland China (fixed line users): 800-819-0121

Hong Kong Toll: +852-2475-0994

Singapore Toll / International Toll: +65-6723-9381

Conference ID # 20122629

A telephone replay of the call will be available from 12:00am ET on April 18, 2013 for 7 days.

The dial-in details for the replay are:

U.S. Toll Free: +1-855-452-5696

U.S. Toll / International Toll: +1-646-254-3697

The9 will also provide a live webcast of the earnings call. Participants in the webcast should log onto the Company’s Investor Relations website http://www.corp.the9.com 15 minutes prior to the call, then click on the icon for “The9 Limited 3Q & 4Q 2012 Earnings Conference Call” and follow the instructions.

About The9 Limited

The9 Limited is an online game developer and operator. The9 develops and operates, directly or through its affiliates, its proprietary MMO games including Firefall and QiJi2. The9 also develops and operates web games and social games including ReXueWuShuang and Winning Dunk. The9 has also obtained exclusive licenses to operate other games in mainland China such as Planetside 2. In 2010, The9 established its Mobile Internet Unit to focus on mobile internet business.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Phyllis Sai

Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

– Tables follow –

THE9 LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter ended
	September 30,	December 31,	June 30,	September 30,	December 31,	September 30,	December 31,
	2011	2011	2012	2012	2012	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$	US$
Revenues:
Online game services	28,056,590	28,209,598	57,422,981	32,895,665	15,480,802	5,280,118	2,484,840
Other revenues	579,521	1,272,164	716,506	1,132,709	3,813,959	181,812	612,183

	28,636,111	29,481,762	58,139,487	34,028,374	19,294,761	5,461,930	3,097,023
Sales Taxes	(1,484,459)	(1,562,788)	(3,343,719)	(1,586,589)	(706,456)	(254,665)	(113,394)

Net Revenues	27,151,652	27,918,974	54,795,768	32,441,785	18,588,305	5,207,265	2,983,629
Cost of Services	(13,524,873)	(14,643,160)	(16,045,323)	(17,631,179)	(19,921,262)	(2,829,999)	(3,197,583)

Gross Profit (loss)	13,626,779	13,275,814	38,750,445	14,810,606	(1,332,957)	2,377,266	(213,954)

Operating Expenses:
Product development	(57,132,228)	(68,530,135)	(78,253,825)	(85,253,568)	(68,702,039)	(13,684,141)	(11,027,440)
Sales and marketing	(38,402,213)	(26,749,450)	(44,795,100)	(52,428,230)	(41,084,956)	(8,415,311)	(6,594,590)
General and administrative	(45,867,096)	(44,933,064)	(45,156,943)	(49,204,837)	(39,068,639)	(7,897,921)	(6,270,949)
Impairment of equipment and intangible assets	—	—	(569,139)	—	—	—	—
Loss on termination of R&D VIE arrangements	—	—	—	(18,093,999)	—	(2,904,287)	—

Total operating expenses	(141,401,537)	(140,212,649)	(168,775,007)	(204,980,634)	(148,855,634)	(32,901,660)	(23,892,979)

Other operating Income	25,993,004	—	30,000	30,000	30,000	4,815	4,815

Loss from operations	(101,781,754)	(126,936,835)	(129,994,562)	(190,140,028)	(150,158,591)	(30,519,579)	(24,102,118)
Interest income, net	8,601,860	7,124,036	6,517,258	4,948,853	3,548,297	794,346	569,541
Other (expenses) income, net	(5,691,396)	(781,216)	1,621,895	(112,671)	2,258,930	(18,085)	362,583

Loss before (loss) gain on investment disposal, impairment loss on investments and share of loss in equity investments	(98,871,290)	(120,594,015)	(121,855,409)	(185,303,846)	(144,351,364)	(29,743,318)	(23,169,994)
(Loss) gain on investment disposal	—	(15,686,651)	—	—	15,725,792	—	2,524,164
Impairment loss on investments	—	—	—	(3,243,744)	—	(520,657)	—
Share of loss in equity investments	(1,531,814)	(1,034,009)	(2,521,100)	(1,938,020)	(31,544)	(311,074)	(5,063)

Net loss	(100,403,104)	(137,314,675)	(124,376,509)	(190,485,610)	(128,657,116)	(30,575,049)	(20,650,893)
Less: Net loss attributable to noncontrolling interest	(6,728,394)	(11,265,424)	(6,356,698)	(21,746,468)	(12,766,951)	(3,490,549)	(2,049,237)

Net loss attributable to holders of ordinary shares	(93,674,710)	(126,049,251)	(118,019,811)	(168,739,142)	(115,890,165)	(27,084,500)	(18,601,656)

Net loss	(100,403,104)	(137,314,675)	(124,376,509)	(190,485,610)	(128,657,116)	(30,575,049)	(20,650,893)
Other Comprehensive loss:
Unrealized loss on available-for-sale investments	—	—	—	—	(56,600)	—	(9,085)
Currency translation adjustments	(1,500,328)	(1,044,761)	(111,701)	1,003,992	(1,830,684)	161,152	(293,849)

Comprehensive loss	(101,903,432)	(138,359,436)	(124,488,210)	(189,481,618)	(130,544,400)	(30,413,897)	(20,953,827)
Less: Comprehensive loss attributable to noncontrolling interest	(6,914,435)	(11,398,383)	(6,374,414)	(22,168,887)	(12,621,017)	(3,558,352)	(2,025,817)

Comprehensive loss attributable to holders of ordinary shares	(94,988,997)	(126,961,053)	(118,113,796)	(167,312,731)	(117,923,383)	(26,855,545)	(18,928,010)

Net loss attributable to holders of ordinary shares per share
- Basic and diluted	(3.74)	(5.14)	(4.82)	(6.88)	(4.73)	(1.10)	(0.76)

Weighted average number of shares outstanding
- Basic and diluted	25,055,096	24,518,712	24,474,211	24,525,126	24,518,298	24,525,126	24,518,298

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$)

	As at
	December 31, 2011	September 30, 2012	December 31, 2012	September 30, 2012	December 31, 2012
	RMB	RMB	RMB	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current Assets
Cash and cash equivalents	1,071,725,828	636,257,418	554,278,809	102,126,354	88,967,883
Short term investment	—	—	877,350	—	140,824
Accounts receivable	10,054,911	14,307,930	15,621,678	2,296,581	2,507,452
Advances to suppliers	3,365,755	3,189,596	2,094,525	511,965	336,195
Prepayments and other current assets	66,060,141	95,944,706	76,022,204	15,400,187	12,202,405
Prepaid royalties	15,556,270	15,816,619	14,820,331	2,538,742	2,378,827
Deferred costs	1,903,099	1,522,345	900,961	244,353	144,614

Total current assets	1,168,666,004	767,038,614	664,615,858	123,118,182	106,678,200
Restricted cash	—	700,000	737,959	112,358	118,451
Investments in equity investees	72,051,143	76,049,336	76,017,792	12,206,760	12,201,696
Available-for-sale investments	6,342,100	6,341,000	6,285,500	1,017,801	1,008,892
Property, equipment and software	60,513,021	69,362,649	64,575,315	11,133,473	10,365,053
Goodwill	10,035,775	10,099,645	10,011,247	1,621,105	1,606,916
Intangible assets	159,493,400	155,167,300	155,049,811	24,906,069	24,887,211
Land use right	76,036,026	74,595,344	74,115,115	11,973,378	11,896,296
Other long-term assets	75,756,603	64,398,575	60,936,775	10,336,684	9,781,027

Total Assets	1,628,894,072	1,223,752,463	1,112,345,372	196,425,810	178,543,742

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	44,149,842	39,167,556	54,947,197	6,286,826	8,819,633
Other taxes payable	5,797,785	4,514,350	4,148,647	724,603	665,904
Advances from customers	27,010,571	19,861,529	17,878,053	3,187,995	2,869,625
Deferred revenue	16,661,791	16,606,760	20,255,327	2,665,569	3,251,204
Refund of game points	169,998,682	169,998,682	169,998,682	27,286,670	27,286,670
Other payables and accruals	47,906,323	35,216,159	50,484,656	5,652,583	8,103,346

Total current liabilities	311,524,994	285,365,036	317,712,562	45,804,246	50,996,382
Long-term accounts payable	60,016,072	60,398,025	39,912,925	9,694,551	6,406,466
Deferred tax liabilities, non-current	5,521,837	5,556,978	5,508,341	891,956	884,150

Total Liabilities	377,062,903	351,320,039	363,133,828	56,390,753	58,286,998

Equity
Common shares (US$0.01 par value; 24,456,805 shares issued and outstanding as of December 31, 2011, 24,525,126 shares issued and outstanding as of September 30, 2012, 24,484,634 shares issued and outstanding as of December 31, 2012)	1,996,367	2,000,691	1,997,390	321,133	320,603
Additional paid-in capital	2,110,986,623	2,141,140,505	2,148,416,134	343,676,748	344,844,566
Statutory reserves	28,071,982	28,071,982	28,071,982	4,505,864	4,505,864
Accumulated other comprehensive loss	(5,968,056)	(4,677,753)	(6,710,971)	(750,831)	(1,077,185)
Accumulated deficit	(872,306,210)	(1,270,418,125)	(1,386,308,302)	(203,916,172)	(222,517,825)

The9 Limited shareholders’ equity	1,262,780,706	896,117,300	785,466,233	143,836,742	126,076,023
Noncontrolling interests	(10,949,537)	(23,684,876)	(36,254,689)	(3,801,685)	(5,819,279)

Total equity	1,251,831,169	872,432,424	749,211,544	140,035,057	120,256,744

Total liabilities and equity	1,628,894,072	1,223,752,463	1,112,345,372	196,425,810	178,543,742